EXHIBIT 99.1

EVS’s iBar Receives US Patent Approval

CAESAREA, Israel, Sept. 08, 2016 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTC:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today that it has received a US patent approval (application 14/009,557) entitled On-Loom Fabric Inspection System and Method.

The patent covers the workings of EVS’s iBar product for on-loom inspection of woven fabrics in order to identify weaving faults during manufacture.

Mr. Sam Cohen, CEO of EVS, commented, “While protecting our intellectual property is certainly a priority, our goal for this patent has a much more strategic significance.  For the first time, EVS will be able to quantify exactly what makes an imperfection a defect. By measuring the exact dimensions that turn a subjective flaw into an objective fault, we intend to eliminate the subjectivity of defects from textile manufacturing.  By establishing measurable dimensions for defects, EVS can ensure the market has an accurate, reliable and repeatable way to create global quality standards.  This will position the EVS standard as the benchmark for defect identification, against which all other systems will be measured.”

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS's systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 46107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft
Tel: +1 646 201 9246
evs@gkir.com